Exhibit 99.2
DDRTC CORE RETAIL FUND LLC
CONSOLIDATED FINANCIAL STATEMENTS
For the Year Ended December 31, 2008 and For the Period from February 27, 2007 (date of inception) to December 31, 2007 (Not Covered by Auditor’s Report)

DDRTC CORE RETAIL FUND, LLC
Consolidated Financial Statements
Table of Contents
For the Year Ended December 31, 2008 and For the Period from February 27, 2007
(date of inception) to December 31, 2007 (Not Covered by Auditor’s Report)
Contents

Report of Independent Auditors	1

Consolidated Balance Sheets	2

Consolidated Statements of Operations	3

Consolidated Statements of Members’ Capital	4

Consolidated Statements of Cash Flows	5-6

Notes to Consolidated Financial Statements	7-23

Report of Independent Auditors
To DDR TC LLC
and TREA Retail Property Portfolio 2006 LLC:
In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, of members’ capital and cash flows present fairly, in all material respects, the financial position of DDRTC Core Retail Fund, LLC (the “Company”) at December 31, 2008, and the results of its operations and its cash flows for the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
/s/ PricewaterhouseCooopers LLP
Cleveland, Ohio
February 27, 2009

DDRTC CORE RETAIL FUND, LLC
Consolidated Balance Sheets
As of December 31, 2008 and 2007 (December 31, 2007 Not Covered by Auditor’s Report)

	December 31,
	2008	2007
Assets
Real estate rental property:
Land	$839,245,648	$838,979,858
Buildings	2,077,161,732	2,077,768,858
Tenant improvements	34,316,152	27,005,515
Furniture, fixtures and equipment	85,515	53,074

	2,950,809,047	2,943,807,305
Less accumulated depreciation	(128,822,296)	(58,311,132)

	2,821,986,751	2,885,496,173
Construction in progress	3,633,563	2,336,561

Real estate, net	2,825,620,314	2,887,832,734
Cash and cash equivalents	26,439,480	16,332,800
Accounts receivable, net of allowance for doubtful accounts of $3,288,166 in 2008 and $1,632,378 in 2007	37,856,872	19,816,731
Note receivable	514,264	539,026
Deferred financing costs, net of accumulated amortization of $2,169,891 in 2008 and $998,967 in 2007	3,579,600	4,755,958
Deferred lease costs, net of accumulated amortization of $470,576 in 2008 and $69,413 in 2007	3,524,026	1,158,095
Intangible assets, net of accumulated amortization of $18,699,338 in 2008 and $8,960,343 in 2007	74,286,767	88,566,376
Deposits	5,944,306	5,662,931
Prepaid expenses	2,051,987	1,842,504

Total assets	$2,979,817,616	$3,026,507,155

Liabilities and Members’ Capital
Mortgage notes payable	$1,578,123,391	$1,580,648,927
Line of credit	197,300,000	197,300,000
Accrued interest	7,537,099	8,132,897
Accrued real estate taxes	8,638,670	5,329,202
Prepaid rent	8,079,317	6,041,294
Accounts payable and other accrued liabilities	15,404,875	13,450,572
Tenant security deposits	2,328,649	2,202,401

Total liabilities	1,817,412,001	1,813,105,293
Members’ capital	1,162,405,615	1,213,401,862

Total liabilities and members’ capital	$2,979,817,616	$3,026,507,155

The accompanying notes are an integral part of these consolidated financial statements.

DDRTC CORE RETAIL FUND, LLC
Consolidated Statements of Operations
For the Year Ended December 31, 2008 and For the Period from February 27, 2007
(date of inception) to December 31, 2007 (Not Covered by Auditor’s Report)

		For the Period from
		February 27, 2007
	Year Ended	(date of inception) to
	December 31, 2008	December 31, 2007
Revenues from operations:
Minimum rents	$194,082,003	$165,913,304
Overage rents	1,348,450	693,114
Recoveries from tenants	54,560,523	43,707,932
Lease termination fees	541,975	299,223
Ancillary and other income	1,618,233	902,889

Total revenues	252,151,184	211,516,462
Rental operation expenses:
Depreciation and amortization	82,183,876	65,665,624
Real estate taxes	32,248,540	26,455,859
Operating and maintenance	33,311,393	23,899,637
Management fees	7,285,295	7,788,189
Asset management fees	3,067,296	2,574,520
General and administrative	1,866,425	1,608,078

Total expenses	159,962,825	127,991,907

Operating income	92,188,359	83,524,555

Other income (expense)
Interest income	623,910	1,276,288
Interest expense	(94,898,719)	(84,908,269)
Loss on swaption contracts	—	(2,932,500)

	(94,274,809)	(86,564,481)

Net loss	$(2,086,450)	$(3,039,926)

The accompanying notes are an integral part of these consolidated financial statements.

DDRTC CORE RETAIL FUND, LLC
Consolidated Statements of Members’ Capital
For the Year Ended December 31, 2008 and For the Period from February 27, 2007
(date of inception) to December 31, 2007 (Not Covered by Auditor’s Report)

	DDR TC	TREA	Total
Balance at February 27, 2007 (date of inception)
Capital contributions	$183,705,868	$1,040,999,920	$1,224,705,788
Distributions	(1,239,600)	(7,024,400)	(8,264,000)
Net loss	(455,989)	(2,583,937)	(3,039,926)

Balance at December 31, 2007	$182,010,279	$1,031,391,583	$1,213,401,862
Distributions	(7,911,340)	(40,998,457)	(48,909,797)
Net loss	(312,967)	(1,773,483)	(2,086,450)

Balance at December 31, 2008	$173,785,972	$988,619,643	$1,162,405,615

The accompanying notes are an integral part of these consolidated financial statements.

DDRTC CORE RETAIL FUND, LLC
Consolidated Statements of Cash Flows
For the Year Ended December 31, 2008 and For the Period from February 27, 2007
(date of inception) to December 31, 2007 (Not Covered by Auditor’s Report)

		For the Period from
		February 27, 2007
	Year Ended	(date of inception)to
	December 31, 2008	December 31, 2007
Cash flow from operating activities:
Net loss	$(2,086,450)	$(3,039,926)
Adjustments to reconcile net loss to net cash flow provided by operating activities:
Depreciation and amortization	82,183,876	65,665,624
Amortization of deferred financing costs	1,170,924	998,967
Amortization of above- and below-market leases	1,952,100	1,056,320
Amortization of fair market value of debt	(410,876)	(351,332)
Loss on swaption contracts	—	2,932,500
Changes in operating assets and liabilities:
Accounts receivable	(16,078,734)	(19,774,705)
Note receivable	24,762	18,832
Deposits	(281,375)	(623,074)
Prepaid expenses	(209,483)	103,050
Accrued interest	(595,798)	8,132,897
Accrued real estate taxes	3,309,468	5,329,202
Prepaid rent	2,038,023	6,041,294
Accounts payable and other accrued liabilities	2,273,400	(1,642,767)
Tenant security deposits	126,248	26,906

Total adjustments	75,502,535	67,913,714

Net cash provided by operating activities	73,416,085	64,873,788

Cash flow from investing activities:
Real estate acquired, net of liabilities assumed	—	(2,742,593,565)
Construction of and improvements to real estate assets and related assets	(9,484,275)	—
Payment of lease procurement costs	(2,806,107)	(1,227,508)

Net cash used in investing activities	(12,290,382)	(2,743,821,073)

Cash flow from financing activities:
Proceeds from mortgage notes payable	—	1,291,592,370
Proceeds from line of credit	—	197,300,000
Payments made on swaption contracts	—	(2,932,500)
Reimbursements (payments) of deferred financing costs	5,434	(5,754,925)
Payments of mortgage notes payable	(2,114,660)	(1,366,648)
Cash contributions from Members	—	1,224,705,788
Distributions to Members	(48,909,797)	(8,264,000)

Net cash (used in) provided by financing activities	(51,019,023)	2,695,280,085

Net change in cash and cash equivalents	10,106,680	16,332,800
Cash and cash equivalents at beginning of period	16,332,800	—

Cash and cash equivalents at end of period	$26,439,480	$16,332,800

The accompanying notes are an integral part of these consolidated financial statements.

DDRTC CORE RETAIL FUND, LLC
Consolidated Statements of Cash Flows
For the Year Ended December 31, 2008 and For the Period from February 27, 2007
(date of inception) to December 31, 2007 (Not Covered by Auditor’s Report)

		For the Period from
	Year Ended	February 27, 2007 to
	December 31, 2008	December 31, 2007
Supplemental disclosure of non-cash investing and financing activities:
Write off of fully amortized tenant improvements	$(4,852)	$—
Write off of fully amortized lease procurement costs	(18,293)	—
Write off of fully amortized intangible assets	(816,623)	—
Purchase price allocations
Land	265,790	—
Building	(1,413,613)	—
Intangible assets	(394,400)	—
Fair market value of mortgage notes payable and other assets and liabilities assumed with the property acquisitions	—	292,491,949
The foregoing transactions did not provide or use cash and, accordingly, they are not reflected in the consolidated statements of cash flows.
The accompanying notes are an integral part of these consolidated financial statements.

DDRTC CORE RETAIL FUND, LLC
Notes to Consolidated Financial Statements
For the Year Ended December 31, 2008 and For the Period from February 27, 2007
(date of inception) to December 31, 2007 (Not Covered by Auditor’s Report)
1. Organization of Company
Background
DDRTC Core Retail Fund, LLC (the “Company”) was formed in the state of Delaware on November 3, 2006 to acquire, own, lease and manage, shopping centers located across the United States (see Properties below). The Company’s members are DDR TC LLC (“DDR TC”) and TREA Retail Property Portfolio 2006 LLC (“TREA”). DDR TC and TREA are collectively referred to as the “Members”. DDR TC and TREA have a 15% and 85% membership interest, respectively, and are collectively referred to as the “Membership Interests.” DDR TC is a wholly-owned subsidiary of Developers Diversified Realty Corporation (“DDR”). A majority of the properties were acquired from Inland Retail Real Estate Trust (“Inland”) on February 27, 2007 (“date of inception”).
DDR TC is responsible for the day-to-day management of the Company as the Operating Member. The Company has engaged DDR TC to act as the Property Manager.
Nature of Business
The Company is engaged in the business of owning and operating 66 community power shopping centers. The tenant base includes primarily national retail chains and local retailers. Consequently, the Company’s credit risk is concentrated in the retail industry. Adverse changes in general or local economic conditions could result in the inability of some existing tenants of the Company to meet their lease obligations and could otherwise adversely affect the Company’s ability to attract and retain tenants.
The Properties
The Company owned 66 properties in thirteen states as of December 31, 2008 (the “Properties”). The total GLA of the Properties is 16,256,876 square feet (unaudited).
The Properties are each owned by a wholly-owned single member Limited Liability Company, 65 of which were purchased by the Company, through a series of separate transactions, from Inland on February 27, 2007. The aggregate value of the 65 properties at the time of purchase was $2.729 billion. The purchase was funded with $1.292 billion from a mortgage note payable, $225.0 million through a line of credit and $1.222 billion from member capital contributions. Debt was assumed from Inland for the remainder of the purchase price.
On April 24, 2007, the Company purchased Logan’s ground lease outparcel at the Sand Lake Corners property for $2,909,275, funded by member capital contributions of $2,829,655 and available cash.
On July 25, 2007, the Company purchased the Amity Square shopping center for $5,443,833 with $3,300,000 from the line of credit and the remainder was funded with available cash. This shopping center is adjacent to the Waterfront Town Center property.

DDRTC CORE RETAIL FUND, LLC
Notes to Consolidated Financial Statements
For the Year Ended December 31, 2008 and For the Period from February 27, 2007
(date of inception) to December 31, 2007 (Not Covered by Auditor’s Report) (continued)
Significant Membership Terms
The Company’s net profits are allocated to the Members i) first, to restore any negative capital balances to zero; ii) second, to the Members in proportion to their capital sharing ratio, as defined in the membership agreement, until each Member receives an internal return of 10% per annum on its unreturned capital; and iii) thereafter, all remaining profits 20% to DDR TC and 80% to DDR TC and TREA in proportion to their percentage interests.
The Company’s net losses are allocated to the Members i) first, to the extent profits have been allocated to the Members, in reverse order 20% to DDR TC and 80% to DDR TC and TREA in proportion to their percentage interests until profits have been fully offset; ii) second, to the extent profits have been allocated, in reverse order to Members in proportion to the amounts necessary so that the capital account balance of each Member is reduced to zero; and iii) thereafter, to the Members pro-rata in accordance with their respective percentage interests.
The Company’s cash flows are distributed i) first, to the Members pro-rata in accordance with their percentage interests until each Member receives an internal return of 10% on its unreturned capital; and, ii) thereafter, all remaining cash flows 20% to DDR TC and 80% to DDR TC and TREA in proportion to their percentage interests.
The Company’s liquidation distributions are allocated to the Members proportionally in accordance with the positive balances in their capital accounts, until all Member capital accounts are reduced to zero.
The term of the Company is in perpetuity unless earlier dissolved and terminated under the governing documents of the membership agreement.
Either Member has the right to initiate a buy-sell notice, as defined by the agreement, to sell its membership interest. The initiating member must define the value of the Company’s assets and a selling/purchase price equal to the initiating members’ membership interest in the Company. The other member has 30 days to accept the initiating member’s offer. No response constitutes acceptance. Closing of the purchase and sale shall occur no later than one hundred eighty (180) days after the delivery of the election or deemed election or as otherwise agreed to in writing by both members.
Either Member may cause a sale of a property or the entire portfolio.
2. Summary of Significant Accounting Principles
Basis of Presentation
As of and for the year ended December 31, 2008, the Company qualified as a significant subsidiary to DDR and, as a result, audited financial statements are presented for that period. As of December 31, 2007 and for the period February 27, 2007 (date of inception) to December 31, 2007, the Company does not meet the criteria of a significant subsidiary to DDR. As a result, the financial statements for those periods are audited but the report is not presented herein.

DDRTC CORE RETAIL FUND, LLC
Notes to Consolidated Financial Statements
For the Year Ended December 31, 2008 and For the Period from February 27, 2007
(date of inception) to December 31, 2007 (Not Covered by Auditor’s Report) (continued)
Principles of Consolidation
The consolidated financial statements include the accounts of DDRTC Core Retail Fund, LLC and its wholly-owned subsidiaries. All significant inter-company accounts and transactions have been eliminated.
Real Estate
In connection with the acquisition of the Properties, the total purchase cost was allocated to the tangible and intangible assets acquired based upon their estimated fair market values pursuant to the provisions of SFAS No. 141, “Business Combinations”.

Tangible real estate	$2,940,460,071
Intangible and other assets	115,112,014

Assets acquired	3,055,572,085
Below-market leases	(8,585,071)
Fair market value of mortgages payable assumed	(290,774,537)
Other liabilities assumed	(19,302,707)

Net assets acquired	$2,736,909,770

The value of the tangible assets, consisting of land, buildings and tenant improvements, are determined as if vacant. Intangible assets, including the value of in-place leases, lease origination costs and tenant relationships are recorded at their relative fair value (see further discussion below). The amount allocated to land, buildings and tenant improvements upon the initial acquisition of all Properties aggregated $838,979,858, $2,077,768,858, and $23,711,355, respectively.
Acquisitions of real estate are stated at cost less accumulated depreciation. In the Company’s opinion, the recorded amount of the real estate assets is not in excess of the Properties’ estimated gross undiscounted future cash flows. This assessment was made on the basis of the Company’s continued ownership and use of such Properties as well as considering the current and future expected occupancy levels.
Depreciation is provided on a straight-line basis over the estimated useful lives of the tangible assets as follows:

Buildings	31.5 years
Tenant Improvements	Useful lives, which approximate
lease terms, where applicable

DDRTC CORE RETAIL FUND, LLC
Notes to Consolidated Financial Statements
For the Year Ended December 31, 2008 and For the Period from February 27, 2007
(date of inception) to December 31, 2007 (Not Covered by Auditor’s Report) (continued)
Depreciation expense on buildings and tenant improvements was $70,549,606, which includes $32,856 of write-offs and $58,311,132 for year ended December 31, 2008 and for the period from February 27, 2007 (date of inception) to December 31, 2007, respectively. Expenditures for maintenance and repairs are charged to operations as incurred. Renovations, which improve or extend the life of the asset, are capitalized.
Cash and Cash Equivalents
The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. The Company maintains cash deposits with a major financial institution from which time to time may exceed federally insured limits. The Company periodically assesses the financial condition of the institution and believes that the risk of loss is minimal.
As the swaption contracts described in Note 9 included an “other-than-insignificant” financing element at inception, the Company has reported all cash inflows and outflows associated with those instruments as a financing activity within its consolidated statements of cash flows.
Deferred Financing Costs
Costs incurred in obtaining long-term financing are capitalized and amortized into interest expense over the terms of the related debt agreements on the straight-line basis, which approximates the effective yield method. Amortization expense for the year ended December 31, 2008 and for the period from February 27, 2007 (date of inception) to December 31, 2007 was $1,170,924 and $998,967, respectively.
Deferred Lease Costs
Deferred lease costs represent direct costs paid to enter into tenant leases and are amortized over the related lease term. Amortization expense was $439,442, which includes $20,720 of write-offs and $69,413 for the year ended December 31, 2008 and for the period from February 27, 2007 (date of inception) to December 31, 2007, respectively.
Intangible Assets
The Company allocated the purchase prices of the Properties to tangible and identified intangible assets acquired based on fair market values. Above- and below-market lease values for acquired properties are recorded based on the present value (using a discount rate that reflects the risks associated with the leases acquired) of the difference between i) the contractual amounts to be paid pursuant to each in-place lease and ii) management’s estimate of fair market lease rates for each corresponding in-place lease, measured over a period equal to the remaining term of the lease for above-market leases and the initial term plus the term of any below-market fixed-rate renewal options for below-market leases. The capitalized above-market lease values are amortized as a reduction of base rental revenue over the remaining term of the respective leases, and the capitalized below-market lease values are amortized as an increase to base rental revenue

DDRTC CORE RETAIL FUND, LLC
Notes to Consolidated Financial Statements
For the Year Ended December 31, 2008 and For the Period from February 27, 2007
(date of inception) to December 31, 2007 (Not Covered by Auditor’s Report) (continued)
over the remaining initial terms plus the terms of any below-market fixed-rate renewal options of the respective leases. As of the years ended December 31, 2008 and 2007, the amount of below-market leases aggregated $7,227,845 and $7,966,127, net of accumulated amortization of $1,357,226 and $618,944, respectively, and is included in accounts payable and other accrued liabilities on the balance sheet. As of the years ended December 31, 2008 and 2007, the amount allocated to above-market leases including the fair value of the ground lease aggregated $31,213,237 and $31,043,076, respectively, and is included in intangible assets on the balance sheet. Amortization pertaining to the above-market lease values, below-market values, and ground lease fair value recorded as a reduction to minimum rents, an increase to minimum rents and an increase to operating and maintenance expenses for the year ended December 31, 2008 and the period from February 27, 2007 (date of inception) to December 31, 2007 was $1,952,100, which includes $715,433 of write-offs, and $1,056,320, respectively.
The total amount of intangible assets allocated to in-place lease values and tenant relationship values is based upon management’s evaluation of the specific characteristics of each lease and the Company’s overall relationship with anchor tenants. Factors considered in the allocation of these values include the nature of the existing relationship with the tenant, the expectation of lease renewals, the estimated carrying costs of the property during a hypothetical expected lease-up period, current market conditions and costs to execute similar leases, among other factors. Estimated carrying costs include real estate taxes, insurance, other property operating costs and estimates of lost rentals at market rates during the hypothetical expected lease-up periods, based upon management’s assessment of specific market conditions.
The value of in-place leases including lease origination costs is amortized to expense over the estimated weighted average remaining initial term of the lease portfolio. The value of tenant relationship intangibles is amortized to expense over the estimated initial and renewal terms of the lease portfolio; however, no amortization period for intangible assets will exceed the remaining depreciable life of the building.
The amount allocated to lease origination, in-place leases and tenant relationships in the initial purchase price allocations of all Properties was $14,947,415, $32,684,186, and $18,852,043, respectively. The amortization period of each intangible asset ranges is eight years, eight years, and ten years, respectively. Amortization expense for year ended December 31, 2008 and for the period from February 27, 2007 (date of inception) to December 31, 2007 was $11,194,828, which includes $2,614,159 of write-offs and $7,285,079, respectively.

DDRTC CORE RETAIL FUND, LLC
Notes to Consolidated Financial Statements
For the Year Ended December 31, 2008 and For the Period from February 27, 2007
(date of inception) to December 31, 2007 (Not Covered by Auditor’s Report) (continued)
The estimated amortization expense associated with the Company’s finite-lived intangible assets for the five succeeding fiscal years is approximately as follows:

2009	$8,216,121
2010	8,216,121
2011	8,216,121
2012	8,216,121
2013	8,216,121

$41,080,605

In the event that an anchor tenant terminates its lease, the unamortized portion of lease origination costs and tenant relationship values is charged to expense.
Revenue Recognition
Minimum rents from tenants are recognized using the straight-line method over the lease term. Percentage and overage rents are recognized after the reported tenant’s sales have exceeded the applicable sales breakpoint. Revenues associated with tenant reimbursements are recognized in the period in which the expenses are incurred based upon provisions of the individual tenant leases. Lease termination fees are generally recognized upon termination of a tenant’s lease and vacating the space with no further rights.
Income Taxes
No provision has been made in the accompanying consolidated financial statements for any federal income taxes since each item of income, gain, loss, deduction or credit is reportable by the Members in their respective income tax returns.
Interest
Interest paid during the year ended December 31, 2008 and for the period from February 27, 2007 (date of inception) to December 31, 2007, aggregated $94,734,469 and $76,127,737, respectively.
Use of Estimates in Preparation of Financial Statements
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

DDRTC CORE RETAIL FUND, LLC
Notes to Consolidated Financial Statements
For the Year Ended December 31, 2008 and For the Period from February 27, 2007
(date of inception) to December 31, 2007 (Not Covered by Auditor’s Report) (continued)
New Accounting Standards
Fair Value Measurements — SFAS 157
In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements” (“SFAS No. 157”). SFAS No. 157 provides guidance for using fair value to measure assets and liabilities. This statement clarifies the principle that fair value should be based on the assumptions that market participants would use when pricing the asset or liability. SFAS No. 157 establishes a fair value hierarchy, giving the highest priority to quoted prices in active markets and the lowest priority to unobservable data. SFAS No. 157 applies whenever other standards require assets or liabilities to be measured at fair value. SFAS No. 157 also provides for certain disclosure requirements, including, but not limited to, the valuation techniques used to measure fair value and a discussion of changes in valuation techniques, if any, during the period. The Company adopted this statement for its financial assets and liabilities, including disclosure requirements on January 1, 2008.
For nonfinancial assets and nonfinancial liabilities that are not recognized or disclosed at fair value on a recurring basis, the statement is effective for fiscal year beginning after November 15, 2008. The Company is currently evaluating the impact that this statement, for nonfinancial assets and liabilities, will have on its financial position and results of operations.
The Fair Value Option for Financial Assets and Financial Liabilities Including an Amendment of FASB Statement No. 115 — SFAS 159
In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS No. 159”), which gives entities the option to measure eligible financial assets, financial liabilities and firm commitments at fair value on an instrument-by-instrument basis that are otherwise not permitted to be accounted for at fair value under other accounting standards. The election to use the fair value option is available when an entity first recognizes a financial asset or financial liability or upon entering into a firm commitment. Subsequent changes (i.e., unrealized gains and losses) in fair value must be recorded in earnings. Additionally, SFAS No. 159 allows for a one-time election for existing positions upon adoption, with the transition adjustment recorded to beginning retained earnings. The Company adopted SFAS No. 159 on January 1, 2008, and did not elect to measure any assets, liabilities or firm commitments at fair value.
Business Combinations — FAS 141(R)
In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“SFAS No. 141 (R)”). The objective of this statement is to improve the relevance, representative faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. To accomplish that, this statement establishes principles and requirements for how the acquirer: (i) recognizes and measures in its financial statements, the identifiable assets acquired, the liabilities assumed, and

DDRTC CORE RETAIL FUND, LLC
Notes to Consolidated Financial Statements
For the Year Ended December 31, 2008 and For the Period from February 27, 2007
(date of inception) to December 31, 2007 (Not Covered by Auditor’s Report) (continued)
any non-controlling interest to the acquiree, (ii) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase and (iii) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. This statement applies prospectively to business combinations for which the acquisition date is on or after the first annual reporting period beginning on or after December 15, 2008. An entity may not apply it before that date. The Company is currently assessing the impact, if any, the adoption of SFAS No. 141(R) will have on its financial position and results of operations. The Company will assess the impact of significant transactions, if any, as they are contemplated.
Determination of the Useful Life of Intangible Assets — FSP FAS 142-3
In April 2008, the FASB issued an FSP “Determination of the Useful Life of Intangible Assets” (“FSP 142-3”), which amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS 142. FSP 142-3 is intended to improve the consistency between the useful life of an intangible asset determined under SFAS 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS 141(R) and other U.S. Generally Accepted Accounting Principles. The guidance for determining the useful life of a recognized intangible asset in this FSP shall be applied prospectively to intangible assets acquired after the effective date. The disclosure requirements in this FSP shall be applied prospectively to all intangible assets recognized as of, and subsequent to, the effective date. FSP 142-3 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is not permitted. The Company is currently evaluating the impact, if any, the adoption of FSP 142-3 will have on its financial position and results of operations.
3. Accounts Receivable and Note Receivable
Accounts receivable are principally due from tenants and are expected to be collected within one year, except for the receivables associated with the recognition of straight-line rental income. Included in accounts receivable is $6,948,278 and $3,853,078, net of a $532,351 and $299,428 allowance, at December 31, 2008 and 2007, respectively, associated with the recognition of straight-line rental income which will be collected over the terms of the related tenant leases. The allowance for doubtful accounts disclosed in the consolidated balance sheets excludes that portion associated with straight-line rental receivables.
The Company assumed a $557,858 note receivable from a tenant at the Marketplace at Millcreek property with an interest rate of 10% and a maturity date of January 31, 2020. The original amount of the note at inception was $664,128. The tenant pays $6,462 of principal and interest monthly to the Company.

DDRTC CORE RETAIL FUND, LLC
Notes to Consolidated Financial Statements
For the Year Ended December 31, 2008 and For the Period from February 27, 2007
(date of inception) to December 31, 2007 (Not Covered by Auditor’s Report) (continued)
As of December 31, 2008 the scheduled principal payments to be received on the note receivable for the next five years, and thereafter, are as follows:

2009	$27,583
2010	30,471
2011	33,862
2012	37,187
2013	41,081
Thereafter	344,080

$514,264

4. Prepaid Expenses
Prepaid expenses and other assets are comprised of the following:

	2008	2007
Prepaid real estate taxes	$1,472,393	$1,639,079
Prepaid insurance	23,554	16,778
Prepaid state taxes	125,920	—
Other	430,120	186,647

	$2,051,987	$1,842,504

5. Mortgage Notes Payable
In conjunction with the acquisition of the “Properties”, the Company obtained 42 and assumed 15 mortgage notes payable, which are collateralized by the properties listed below and consist of the following:

DDRTC CORE RETAIL FUND, LLC
Notes to Consolidated Financial Statements
For the Year Ended December 31, 2008 and For the Period from February 27, 2007
(date of inception) to December 31, 2007 (Not Covered by Auditor’s Report) (continued)

	Interest	Maturity	Balance at December 31,
Property Name	rate	date	2008	2007
Cox Creek Shopping Center	7.0900%	03/11/12	14,209,786	14,414,079	**
River Ridge	5.4475%	03/01/17	28,116,029	28,116,029
Naugatuck Valley Shopping Ctr	5.4800%	03/01/12	44,693,280	44,693,280
Universal Plaza	5.4475%	03/01/17	9,887,151	9,887,151
Walks at Highwood Preserve I	5.4800%	03/01/12	23,850,206	23,850,206
Walks at Highwood Preserve II	4.3720%	05/01/09	3,700,000	3,700,000
Cypress Trace	5.0000%	04/11/12	16,000,000	16,000,000
Market Square	5.4475%	03/01/17	14,649,463	14,649,463
Sand Lake Corners	5.4475%	03/01/17	20,708,571	20,708,571
Boynton Commons	5.4475%	03/01/17	27,854,444	27,854,444
Gateway Mall	5.4475%	03/01/17	23,172,886	23,172,886
Sarasota Pavilion	5.4475%	03/01/17	40,425,230	40,425,230
Bartow Marketplace	5.4475%	03/01/17	23,297,527	23,297,527
Woodstock Square	5.4475%	03/01/17	29,006,478	29,006,478
Barrett Pavilion	5.4475%	03/01/17	70,373,016	70,373,016
Heritage Pavilion	4.4600%	07/01/09	21,500,000	21,500,000
Newnan Pavilion	5.4800%	03/01/12	34,810,605	34,810,605
Stonecrest Marketplace	5.4475%	03/01/17	34,515,625	34,515,625
Douglasville Pavilion	5.4800%	03/01/12	27,846,060	27,846,060
Fayette Pavilion I & II	5.6200%	07/01/10	53,250,000	53,250,000
Fayette Pavilion III & IV	5.4475%	03/01/17	50,712,288	50,712,288
Stonebridge Square	5.4800%	03/01/12	20,802,589	20,802,589
Marketplace at Millcreek	5.4475%	03/01/17	57,307,446	57,307,446
Venture Pointe	5.4475%	03/01/17	25,818,322	25,818,322
Pleasant Hill	5.4475%	03/01/17	30,458,783	30,458,783
Suwanne Crossroads	5.4800%	03/01/12	11,278,498	11,278,498
City Crossing	5.4475%	03/01/17	17,417,561	17,417,561
Hiram Pavilion	5.4475%	03/01/17	37,609,248	37,609,248
Village Crossing	5.4800%	03/01/12	75,631,929	75,631,929
Costco Plaza	5.4800%	03/01/12	16,431,075	16,431,075
Oak Summit	4.2720%	06/01/09	8,200,000	8,200,000

DDRTC CORE RETAIL FUND, LLC
Notes to Consolidated Financial Statements
For the Year Ended December 31, 2008 and For the Period from February 27, 2007
(date of inception) to December 31, 2007 (Not Covered by Auditor’s Report) (continued)

	Interest	Maturity	Balance at December 31,
Property Name	rate	date	2008	2007
Winslow Bay Commons	5.4475%	03/01/17	37,680,787	37,680,787
Sycamore Commons	5.4475%	03/01/17	48,381,600	48,381,600
Gateway Plaza	5.4475%	03/01/17	10,098,326	10,098,326
Capital Plaza	5.4800%	03/01/12	6,354,156	6,354,156
Shoppes at Willoughby Hills	6.9800%	07/01/18	14,056,647	14,480,310	**
Carlisle Commons	5.4800%	03/01/12	31,969,446	31,969,446
Overlook at King of Prussia	5.4475%	03/01/17	47,065,383	47,065,383
Warwick Center	4.1300%	06/01/10	16,939,303	16,939,303
Aiken Exchange	4.3720%	05/01/09	7,350,000	7,350,000
Anderson Central	5.4475%	03/01/17	13,653,259	13,653,259
North Hill Commons	5.2400%	11/01/10	2,475,000	2,475,000
Columbiana Station I	4.0400%	06/11/10	25,900,000	25,900,000
Columbiana Station II	5.4475%	03/01/17	15,296,764	15,296,764
Bellevue Place Shopping Center	5.4800%	03/01/12	9,378,785	9,378,785
Town & Country Commons	5.4800%	03/01/12	55,775,471	55,775,471
Pavilion at Turkey Creek	5.4800%	03/01/12	36,181,010	36,181,010
Chesterfield Crossing	5.4800%	03/01/12	11,221,206	11,221,206
Commonwealth Center II	5.4800%	03/01/12	21,168,215	21,168,215
Creeks at Virginia Center	6.3700%	08/11/32	25,777,065	26,188,210	**
Ward’s Crossing	5.4475%	03/01/17	12,903,920	12,903,919
Jefferson Plaza	5.4800%	03/01/12	6,559,842	6,559,842
Wytheville Commons	4.3020%	06/01/09	5,590,000	5,590,000
Paradise Place	5.4475%	03/01/17	10,148,501	10,148,501
Birkdale Village	5.4800%	03/01/12	121,081,389	121,081,389
Waterfront Marketplace	6.3500%	08/01/12	28,989,561	29,453,673	**
Waterfront Town Center	6.3500%	08/01/12	38,192,597	38,804,045	**

			$1,573,722,329	$1,575,836,989

**	Mortgage notes payables, identified above, require principal and interest payments. The remaining mortgage notes payable require interest only payments. Principal payments on applicable mortgage debt are as follows:

DDRTC CORE RETAIL FUND, LLC
Notes to Consolidated Financial Statements
For the Year Ended December 31, 2008 and For the Period from February 27, 2007
(date of inception) to December 31, 2007 (Not Covered by Auditor’s Report) (continued)

	Principal Paid
	2008	2007
Cox Creek Shopping Center	$204,293	$165,115
Shoppes at Willoughby Hills	423,661	—
Creeks at Virginia Center	411,145	332,283
Waterfront Marketplace	464,112	375,087
Waterfront Town Center	611,449	494,163

	$2,114,660	$1,366,648

The assumed debt balances above excludes the above-market fair value adjustment of $4,401,062 and $4,811,938 as of December 31, 2008 and 2007, respectively.
As of December 31, 2008, the scheduled principal payments of the mortgage notes payable for the next five fiscal years, and thereafter, are as follows:

2009	$49,233,656
2010	101,657,880
2011	3,307,339
2012	649,843,002
2013	1,984,635
Thereafter	767,695,817

$1,573,722,329

6. Line and letter of credit
In conjunction with the initial acquisition of the Properties in February 2007, the Company obtained an available line of credit of $250,000,000 and a letter of credit for $15,000,000 with Wells Fargo Bank. The line of credit requires monthly payments of interest only at a rate of LIBOR plus 65 basis points with principal due at maturity, February 27, 2010. The Company has the option of selecting LIBOR interest periods of 30, 60, 90, or 180 days, and has selected a period of 30 days, accordingly. The maturity date has two one-year extensions, subject to certain conditions. The principal balance on the line of credit at December 31, 2008 is $197,300,000. The line of credit is cross collateralized by 13 properties.
The Company is required to comply with certain covenants, including a limitation on the maximum available borrowings based upon a debt service coverage ratio. The Company is in compliance with its covenants at December 31, 2008. The line of credit also provides for a fee ranging from 0.125% to 0.25% of the unused portion of the facility.
The available borrowings under the letter of credit have not been used for the year ended December 31, 2008 and for the period from February 27, 2007 (date of inception) to December 31, 2007.

DDRTC CORE RETAIL FUND, LLC
Notes to Consolidated Financial Statements
For the Year Ended December 31, 2008 and For the Period from February 27, 2007
(date of inception) to December 31, 2007 (Not Covered by Auditor’s Report) (continued)
Interest paid on the line of credit for the year ended December 31, 2008 and for the period from February 27, 2007 (date of inception) to December 31, 2007 was $7,751,087, and $9,920,819, respectively.
7. Transactions with Related Parties
Insurance
In accordance with the management agreement, insurance coverage is provided through DDR’s insurance policies, which provide liability and property coverage. The Company remits to DDR TC and its affiliates insurance premiums to provide for non-refundable escrow accounts for certain first dollar coverages and premiums associated with DDR’s insurance policies. For the year ended December 31, 2008 and for the period from February 27, 2007 (date of inception) to December 31, 2007, these premiums aggregated $5,833,267 and $2,591,850, respectively.
Fees Earned by Related Parties
In connection with the property acquisitions in 2007, the Company incurred a liability of $6,305,186 in acquisition fees owed and paid to DDR TC. The acquisition fees were capitalized as part of the aggregate purchase price and were allocated between the tangible and intangible assets.
As stated within the Limited Liability Company Agreement of the Company dated November 3, 2006, during each of the first two years, if the Company does not achieve certain operating results as defined in the agreement, DDR TC is required to pay a fee to the Company in an amount up to 25% of its management fee (the “Contingent Fee”). The Company will record the Contingent Fee, if any, after completion of the period in which the operating results are determined for purposes of computing the Contingent Fee, as defined in the agreement. The Company received a Contingent Fee from DDR TC of $2,176,071 for the year ended December 31, 2008, which is recorded as a reduction of management fee expense in the consolidated statements of operations. No fee was earned for the period ended December 31, 2007.
DDR TC earns an asset management fee equal to 0.25% of the aggregate Capital Contributions and Member Loans, as defined. During the year ended December 31, 2008 and for the period from February 27, 2007 (date of inception) to December 31, 2007, asset management fees incurred by DDR TC aggregated $3,067,296 and $2,574,520, respectively.
Management fees earned by DDR TC are determined pursuant to provisions set forth in the management and operating agreements. The management fees earned by DDR TC are determined at an amount equal to 4% of gross rental receipts and are charged to operations as incurred. Management fees incurred by DDR TC aggregated $7,248,172 and $7,762,471 for the year ended December 31, 2008 and for the period from February 27, 2007 (date of inception) to December 31, 2007, respectively.

DDRTC CORE RETAIL FUND, LLC
Notes to Consolidated Financial Statements
For the Year Ended December 31, 2008 and For the Period from February 27, 2007
(date of inception) to December 31, 2007 (Not Covered by Auditor’s Report) (continued)
DDR TC employees perform certain maintenance services at the Properties. During the year ended December 31, 2008 and for the period from February 27, 2007 (date of inception) to December 31, 2007, the Company incurred $1,191,589 and $585,858, respectively, for these maintenance services.
DDR TC has the ability to earn leasing commissions for the rental of space to tenants in accordance with the management agreement. Lease commissions are calculated based on whether the lease is a new lease or renewal of an existing lease, the rental income earned over the life of the lease and the square footage the tenant will occupy under the lease. Lease commissions are capitalized and amortized over the life of the lease. During the year ended December 31, 2008 and for the period from February 27, 2007 (date of inception) to December 31, 2007, the Company incurred $1,751,509 and $623,263, respectively, in lease commissions to DDR TC.
DDR TC has the ability to earn construction management fees which are determined in accordance with the management and operating agreement. Except for the redevelopment or expansion of a property, construction management fees are calculated based on 5% of the cost of tenant improvements and other capital improvements, plus reimbursement of out of pocket costs and third party expenses. The construction management fee for a redevelopment or an expansion is determined by the Company and DDR TC in connection with the approval of development expenditures. The construction management fee is payable as costs for the work conducted are due and is subject to adjustment once the final costs for the work are determined. The Company records the construction management fees to buildings and tenant improvements, as appropriate, and is depreciated over the estimated useful life of the related asset. During the year ended December 31, 2008 and for the period from February 27, 2007 (date of inception) to December 31, 2007, $347,862 and $393,462, respectively, in construction management fees were incurred.
DDR TC has the ability to earn fees for performing legal services on behalf of the Company. During the year ended December 31, 2008 and for the period from February 27, 2007 (date of inception) to December 31, 2007, the Company incurred $283,074 and $24,478, respectively, in conjunction with the performance of these legal services.
DDR TC employees perform certain tax preparation services on behalf of the Company. During the year ended December 31, 2008 and for the period from February 27, 2007 (date of inception) to December 31, 2007, the Company incurred the amounts $21,050 and $21,050, respectively, in conjunction with these services. As of December 31, 2008 and 2007, accrued tax preparation fees payable to DDR TC aggregated $21,050 and $21,050, respectively. The amounts are included within accounts payable and other accrued liabilities in the consolidated balance sheets.
Ancillary income fees earned by DDR TC are equal to 25% of all funds generated from ancillary income sources, as defined in the management agreement. During the year ended December 31, 2008 and for the period from February 27, 2007 (date of inception) to December 31, 2007, the Company incurred ancillary income fees to DDR TC in the amounts of $260,490, and $123,666, respectively. These fees were recorded within general and administrative expenses in the consolidated statements of operations.

DDRTC CORE RETAIL FUND, LLC
Notes to Consolidated Financial Statements
For the Year Ended December 31, 2008 and For the Period from February 27, 2007
(date of inception) to December 31, 2007 (Not Covered by Auditor’s Report) (continued)
Summary of Related Party Receivables and Payables
As of December 31, 2008 and 2007, the Company had related party receivables of $193,036 and $362,871, and related party payables of $301,135 and $548,233, respectively. The amounts are included within accounts receivable, net and accounts payable and other accrued liabilities in the consolidated balance sheets. The payable amount represent amounts owed to DDR TC for the fees discussed above incurred pursuant to the property management and other service agreements. The receivable amount represents amounts due from DDR TC relating to acquisition costs funded by the Company for the Properties. DDR TC reimbursed the Company for all outstanding receivables in January 2009.
8. Commitments and Contingencies
Shopping center space is leased to tenants pursuant to agreements which provide for terms ranging from one to thirty years; and, in some cases, for annual rentals, which are subject to upward adjustments based on operating expense levels, sales volume, or contractual increases, as defined in the lease agreements.
The scheduled future minimum revenues from rental property under the terms of all non-cancelable tenant leases, assuming no new or renegotiated leases or option extensions for such premises, for the subsequent five fiscal years ending December 31, and thereafter, are as follows:

2009	$184,495,342
2010	172,241,984
2011	155,663,460
2012	125,061,306
2013	98,074,633
Thereafter	400,303,854

$1,135,840,579

Scheduled minimum rental payments under the terms of all non-cancelable operating leases in which the Company is the lessee, principally for ground leases, for the subsequent five years ending December 31, and thereafter, are as follows:

2009	$625,000
2010	625,000
2011	625,000
2012	625,000
2013	625,000
Thereafter	55,979,167

$59,104,167

DDRTC CORE RETAIL FUND, LLC
Notes to Consolidated Financial Statements
For the Year Ended December 31, 2008 and For the Period from February 27, 2007
(date of inception) to December 31, 2007 (Not Covered by Auditor’s Report) (continued)
9. Loss on Swaption Contracts
The Company purchased two interest rate swaption contracts during 2006 that economically limited the benchmark interest rate component of future interest rates on $500 million of forecasted five-year borrowings at 5.72% and $750 million of forecasted ten-year borrowings at 5.78%. These agreements were terminated and settled in conjunction with the purchase of the Properties in February 2007. The contracts were not designated for hedge accounting, and accordingly, the loss on the settlement of the contracts, which aggregated $2,932,500, is included in the consolidated statement of operations for the period ended December 31, 2007. DDR contributed cash into the Company in order to purchase the swaption contracts.
The cost of the swaption was initially deferred by the counterparty, and payment was guaranteed by DDR. The Company repaid such amounts during 2007, accordingly, no further guarantees were required.
10. Fair Value of Financial Instruments
The Company adopted the provisions of SFAS 157, as amended by FSP FAS No. 157-1, FSP FAS No. 157-2 and FSP FAS No. 157-3, on January 1, 2008. The following methods and assumptions were used by the Company in estimating fair value disclosures of financial instruments:
Cash and cash equivalents, accounts receivable, accounts payable:
The carrying amounts reported in the consolidated balance sheets for these financial instruments approximated fair value because of their short-term maturities. The carrying amount of straight-line rents receivable does not materially differ from its fair value.
Debt:
The fair value of the Company’s fixed and variable-rate debt is based on a discounted cash flow technique that incorporates a market interest yield curve with adjustments for duration, optionality, and risk profile.
Considerable judgment is necessary to develop estimated fair values of financial instruments. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize on disposition of the financial instruments.
Financial instruments at December 31, 2008 and 2007, with carrying values that are different than estimated fair values, based on the valuation method of SFAS No. 157 at December 31, 2008 and the valuation method of SFAS No. 107 “Disclosure about Fair Value of Financial Instruments” at December 31, 2007 are summarized as follows:

DDRTC CORE RETAIL FUND, LLC
Notes to Consolidated Financial Statements
For the Year Ended December 31, 2008 and For the Period from February 27, 2007
(date of inception) to December 31, 2007 (Not Covered by Auditor’s Report) (continued)

	2008		2007
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value

Line of credit	$197,300,000	$190,714,130	$197,300,000	$197,300,000
Mortgage notes payable	1,578,123,391	1,433,982,753	1,580,648,927	1,691,043,734

	$1,775,423,391	1,624,696,883	$1,777,948,927	1,888,343,734

11. Subsequent Event
A distribution to TREA of $3.8 million occurred on January 13, 2009. The distribution represented TREA’s proportionate share of the 2008 distributions, which were not paid prior to December 31, 2008.